Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To General Dynamics Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 2-23904, 2-24270, 333-26571, 33-23448, 33-42799, 333-74574, 333-10664, 333-87126, 333-101634, 333-103607, 333-107901, 333-116071 and 333-139518) on Form S-8 of General Dynamics Corporation of our report dated June 26, 2009, with respect to the statements of net assets available for benefits of General Dynamics Corporation Savings and Stock Investment Plan for Represented Employees as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the year ended December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of General Dynamics Corporation Savings and Stock Investment Plan for Represented Employees.

/s/ KPMG LLP

McLean, Virginia

June 26, 2009